CERTIFICATE OF FORMATION
OF
SLM FUNDING LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions of Section 18-201 of the Delaware Limited Liability Company Act hereby certifies that:

FIRST:    The name of the limited liability company (hereinafter called the “limited liability company”) is SLM FUNDING LLC.

SECOND:    The address of the registered office and the name and address of the registered agent of the limited liability company required to be maintained in the State of Delaware are The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

THIRD:    The formation shall become effective at 11:59 p.m. eastern standard time on December 31, 2002.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 11th day of December, 2002.

/s/ CAROL R. RAKATANSKY
Carol R. Rakatansky, Authorized Person